January 21, 2011
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4720

Attn:	Jeffrey P. Riedler Keira Nakada Gus Rodriguez Rose Zukin

Re:	Endocyte, Inc. Amendment No. 3 to Registration Statement on Form S-1 Initially filed on January 12, 2011 File No. 333-168904 Amendment No. 4 filed on January 21, 2011
Ladies and Gentlemen:
     On behalf of Endocyte, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 18, 2011 relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-168904) filed with the Commission on January 12, 2011 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 4.
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 4. Except as

Endocyte, Inc.
January 21, 2011

otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Amendment No. 3 to Registration Statement on Form S-1
Executive Compensation
Options Exercised and Stock Vested at Year-End, page 122
     1. Please amend your disclosure to provide the tabular information requested by Item 402(g) of Regulation S-K.
     RESPONSE TO COMMENT 1:
     The Company has revised its disclosure to provide the tabular information requested by Item 402(g) of Regulation S-K.
     In addition to the aforementioned response to the Staff’s comment, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, provide a written statement from the Company acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Endocyte, Inc.
January 21, 2011

     Please direct your questions or comments regarding this letter or Amendment No. 4 to the undersigned or Elton Satusky at (650) 996-4063. Thank you for your assistance.
Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	P. Ron Ellis
3000 Kent Avenue, Suite A1-100
West Lafayette, IN 47906

David J. Segre, Esq.
Elton Satusky, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025